FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2009

                     Gilat Satellite Networks Ltd.---------
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X---                     Form 40-F      ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________   No  ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 11, 2009 announcing that Telecom Fiji Ltd., (“TFL”) has added Registrant's SkyAbis cellular backhaul solution to its satellite communications network to enhance Fiji's mobile service.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By:           /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Dated February 11, 2009

Telecom Fiji Expands Gilat SkyEdge Network for Cellular Backhaul Application

PETAH TIKVA, Israel, Feb. 11, 2009 (GLOBE NEWSWIRE) -- Gilat Satellite Networks Ltd. (Nasdaq:GILT), today announced that Telecom Fiji Ltd., ("TFL") has added Gilat's SkyAbis cellular backhaul solution to its satellite communications network to enhance Fiji's mobile service.

The addition of Gilat's SkyAbis cellular backhaul solution has enabled TFL's expansion of CDMA services to regions where it was not economically feasible before. Remote islands are now able to receive high quality mobile voice and data services similar to those offered in the rest of Fiji.

The expansion followed TFL's successful deployment and operation of a Gilat SkyEdge network which provides a number of diverse services and applications in the remote Fiji islands. TFL provides high speed IP services to more than 120 remote villages and private resorts throughout Fiji as a DSL alternative, where there is no terrestrial infrastructure. In addition, solar powered SkyEdge VSATs provide rural services to villages that previously had no telephony connectivity. The network also includes a mobile vehicle-mounted VSAT solution to provide a high speed communication link for emergency response.

Gilat's SkyAbis is a prepackaged solution for cellular backhaul, based on the SkyEdge multi-service platform. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for CDMA/GSM backhaul, with much higher space-segment efficiencies when compared to SCPC.

TFL is also in the process of exploring future network options for distance learning, community health care and corporate networking applications throughout the island chain. TFL together with the Fiji Ministry of Education announced their plans for a Distance Learning trial to begin during the first semester of 2009, which will use Gilat's SkyEdge network to provide access to specialized teacher training in remote classrooms.

"Gilat's SkyEdge is an ideal platform on which to provide efficient, high-quality, broadband communications services to many of our more than 300 islands. We are also pleased with the platform's robustness and reliability, which has been able to withstand the cyclones which pass through the island group without a single site losing communication throughout the network," said TFL Chief Executive Officer, Mr. Taito Tabaleka. "We look forward to continuing to work with Gilat and play a role in impacting the region's economy as well as providing equal opportunities to the country's citizens through our future initiatives."

Oded Sheshinski, Gilat's Regional Vice President for Australia and the Pacific Rim, said, "Gilat's expansion of VSAT solutions to Pacific Rim countries demonstrates our superior solution for the delivery of broadband services to remote locations. We look forward to continuing to work with TFL in the future to meet all of their communications requirements and help improve the quality of life for the citizens of Fiji."

About Telecom Fiji

Telecom Fiji Limited (TFL) is the sole provider of local and national (trunk) telephony services, and owns the only public switched telephone network in Fiji. The TFL network consists of 55 telephone exchanges throughout Fiji and Rotuma, connecting more than 101,000 customers.

TFL provides and operates telecommunication services in Fiji under the provisions of the Post & Telecommunications Decrees 1989. Visit Telecom Fiji at www.tfl.com.fj.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq:GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge(tm) and SkyEdge II Product Family.

The Gilat Satellite Networks Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5848

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Gilat Satellite Networks Kim Kelly +972-3-925-2406 Kimk@gilat.com